CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,000,000	$232.20

Reopening supplement no. 2 to pricing supplement no. 1499
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 165-A-IV dated February 16, 2011

Registration Statement No. 333-155535 Dated August 17, 2011 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,000,000† Capped and Floored Floating Rate Notes Linked to 3-Month USD LIBOR due August 23, 2021

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 23, 2021.
  With respect to each Interest Period, Interest on the notes will be payable quarterly in arrears at a rate per annum equal to 3-Month USD LIBOR plus 0.80%; provided that such Interest Rate will not be less than the Minimum Interest Rate of 2.50% per annum or greater than the Maximum Interest Rate of 9.00% per annum.
  The notes are designed for investors who seek (a) quarterly interest payments that are linked to 3-Month USD LIBOR as determined on each Interest Reset Date plus 0.80%, subject to the Minimum Interest Rate of 2.50% per annum and the Maximum Interest Rate of 9.00% per annum, and (b) return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Interest will be payable based on 90 calendar days in each Interest Period and a 360-day year.
  Minimum denominations of $1,000 and integral multiples thereof.
  The purpose of this reopening supplement no. 2 to pricing supplement no. 1499 is to offer additional notes with an aggregate principal amount of $2,000,000, which we refer to as the “reopened notes.”  We previously priced $2,000,000 and $500,000 of notes on August 9, 2011 and August 11, 2011, respectively, which we refer to as the “previously priced notes.” Therefore, prior to the pricing of the reopened notes, $2,500,000 aggregate principal amount of notes are expected to be issued by us on or about August 23, 2011, which we refer to as the ”settlement date”. The reopened notes will constitute a further issuance of, and will be consolidated with and form a single tranche with, the previously priced notes.  On the settlement date, we will issue notes with an aggregate principal amount of $4,500,000.

Key Terms

Maturity Date:	August 23, 2021
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × Day-Count Fraction.
Interest Rate:

With respect to each Interest Period, a rate per annum equal to 3–Month USD LIBOR plus 0.80%, as determined on each applicable Interest Reset Date, provided that such rate will not be less than the Minimum Interest Rate of 2.50% per annum or greater than the Maximum Interest Rate of 9.00%. The Interest Rate for the first Interest Period will be equal to the Minimum Interest Rate of 2.50% per annum.

Minimum Interest Rate:	2.50% per annum
Maximum Interest Rate:	9.00% per annum
3-Month USD LIBOR:

3-Month USD LIBOR refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “3Mo” at approximately 11:00 a.m., London time, on the applicable Interest Reset Date, as determined by the calculation agent. On the applicable Interest Reset Date, if 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under “Description of Notes — Interest — The Underlying Rates — LIBOR Rate” in the accompanying product supplement no. 165-A-IV.

Interest Reset Date:	Two London Business Days immediately prior to the beginning of the applicable Interest Period.
Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates:

Interest will be payable quarterly in arrears on the 23rd calendar day of each February, May, August and November (each such date, an “Interest Payment Date”), commencing November 23, 2011, to and including the Maturity Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

Payment at Maturity:	On the Maturity Date, you will receive your initial investment in the notes plus any accrued and unpaid interest.
Day-Count Fraction:	90 /360
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:

Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Reopening Pricing Date:	August 17, 2011
Reopening Settlement Date:	For the reopened notes, on or about August 23, 2011
CUSIP:	48125XJ49

†The notes offered hereby, which we refer to as the “reopened notes,” constitute a further issuance of, and will be consolidated with and form a single tranche with, the $2,000,000 and $500,000 aggregate principal amount of our Capped and Floored Floating Rate Notes Linked to 3-Month USD LIBOR due August 23, 2021, which priced on August 9, 2011 and August 11, 2011, respectively, and are expected to be issued on or about August 23, 2011, which we refer to as the “previously priced notes.” The reopened notes will have the same CUSIP as the previously priced notes and will trade interchangeably with the previously priced notes. References to the “notes” will collectively refer to the reopened notes and the previously priced notes. After the issuance of the reopened notes, the aggregate principal amount of the outstanding notes of this tranche will be $4,500,000.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 165-A-IV and “Selected Risk Considerations” beginning on page RS-1 of this reopening supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this reopening supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$ 41.50	$ 958.50

Total	$2,000,000	$ 83,000	$ 1,917,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, will purchase the notes from us at 100% of the principal amount of the notes minus a commission of $41.50 per $1,000 principal amount note, or 4.15% of the principal amount. This commission, some of which will be allowed to other affiliated or unaffiliated dealers, includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. JPMS allowed selling concessions to other affiliated or unaffiliated dealers of up to $25.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-45 of the accompanying product supplement no. 165-A-IV.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 17, 2011

JPMorgan Structured Investments —
Capped and Floored Floating Rate Notes Linked to 3-Month USD LIBOR

Additional Terms Specific to the Notes

You should read this reopening supplement no. 1 to pricing supplement no. 1499 together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-IV dated February 16, 2011. This reopening supplement, together with the documents listed below, contains the terms of the notes, supplements the reopening supplement no. 1 related hereto dated August 11, 2011 and the pricing supplement related hereto dated August 9, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 165-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 165-A-IV dated February 16, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001097/e42221_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this reopening supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY – At maturity, you will receive your initial investment in the notes back if the notes are held to maturity, regardless of 3-Month USD LIBOR during the term of the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  QUARTERLY INTEREST PAYMENTS – With respect to each Interest Period, a rate per annum equal to 3-Month USD LIBOR plus 0.80%, as determined on each applicable Interest Reset Date, provided that such rate will not be less than the Minimum Interest Rate of 2.50% per annum or greater than the Maximum Interest Rate of 9.00% per annum. The Interest Rate for the first Interest Period will be equal to the Minimum Interest Rate of 2.50% per annum. Interest will be payable quarterly in arrears on the 23rd calendar day of each February, May, August and November, commencing November 23, 2011, to and including the Maturity Date. The quarterly interest payments are affected by, and contingent upon, 3-Month USD LIBOR, subject to the Minimum Interest Rate and the Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day.
  U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO REOPENING - Since the reopened notes offered by this reopening supplement have the same credit and payment terms as the previously priced notes, which are expected to be issued by us on or about August 23, 2011, are being issued pursuant to a common plan or as part of a single transaction or a series of related transactions with the previously priced notes and are being issued within 13 days of the original issue date of the previously priced notes, the reopened notes offered by this reopening supplement will be treated as part of the same “issue” as the previously priced notes for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, the issue price and issue date of the reopened notes offered by this reopening supplement will be the same as those of the previously priced notes.
  TREATED AS VARIABLE RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 165-A-IV. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, except to the extent of original issue discount, if any, during the term of the notes, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.  In addition, a U.S. Holder (as defined in the accompanying prospectus supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. You should review the discussion set forth in “United States Federal Income Taxation – Tax Consequences to U.S. Holders – Original Issue Discount” in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.  Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.  Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
  Subject to certain assumptions and representations received from us, the discussion in this section

JPMorgan Structured Investments —	RS-1
Capped and Floored Floating Rate Notes Linked to 3-Month USD LIBOR

entitled “Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

  THE NOTES WILL PAY AN ANNUAL INTEREST RATE, WHICH MAY BE 2.50% PER ANNUM — For the applicable Interest Periods, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 0.80%, as determined on the applicable Interest Reset Date, subject to the Maximum Interest Rate of 9.00% per annum and the Minimum Interest Rate of 2.50% per annum.
  FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest paid by us on the notes for each Interest Period will be equal to 3-Month USD LIBOR plus 0.80%, as determined on the applicable Interest Reset Date and subject to the Minimum Interest Rate and Maximum Interest Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any quarterly Interest Period be less than the Minimum Interest Rate of 2.50% per annum. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives. Interest with respect to any Interest Period may be equal to the Minimum Interest Rate of 2.50% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
  THE INTEREST RATE ON THE NOTES IS BASED ON 3-MONTH USD LIBOR OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL — 3-Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for an Interest Period, to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines. JPMorgan Chase Bank, National Association, an affiliate of the issuer, may be one of the banks polled by the British Banking Association in their daily determination of 3-Month USD LIBOR. JPMorgan Chase Bank, National Association’s participation in this poll may affect 3-Month USD LIBOR.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE — With respect to any Interest Reset Date, if 3-Month USD LIBOR plus 0.80% is greater than the Maximum Interest Rate of 9.00% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an interest payment that will not exceed $90.00 per $1,000 principal amount note per annum prorated on a 360 day basis, regardless of the performance of 3-Month USD LIBOR. In other words, if 3-Month USD LIBOR is greater than or equal to 8.20%, your Interest Rate will be capped at 9.00% per annum.
  3-MONTH USD LIBOR WILL BE AFFECTED BY A NUMBER OF FACTORS — The amount of interest payable on the notes will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:
    changes in, or perceptions, about future 3-Month USD LIBOR levels;
    general economic conditions in the United States;
    prevailing interest rates; and
    policies of the Federal Reserve Board regarding interest rates.
  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.
  3-MONTH USD LIBOR MAY BE VOLATILE — 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
    supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
    sentiment regarding underlying strength in the U.S. and global economies;
    expectations regarding the level of price inflation;
    sentiment regarding credit quality in the U.S. and global credit markets;

JPMorgan Structured Investments —	RS-2
Capped and Floored Floating Rate Notes Linked to 3-Month USD LIBOR

    central bank policy regarding interest rates;
    inflation and expectations concerning inflation; and
    performance of capital markets.
  Increases or decreases in 3-Month USD LIBOR could result in the corresponding Interest Rate decreasing to the Minimum Interest Rate of 2.50% per annum and thus in the reduction of interest payable on the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this reopening supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of 3-Month USD LIBOR;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	RS-3
Capped and Floored Floating Rate Notes Linked to 3-Month USD LIBOR

Hypothetical Interest Rate for an Interest Period

The following table illustrates the Interest Rate determination for an Interest Period for a hypothetical range of performance for 3-Month USD LIBOR and reflects the spread of 0.80%, the Minimum Interest Rate of 2.50% per annum and the Maximum Interest Rate of 9.00% per annum. The hypothetical 3-Month USD LIBORs and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Spread		Hypothetical Interest Rate

10.00%	+	0.80%	=	9.00%*
9.00%	+	0.80%	=	9.00%*
8.00%	+	0.80%	=	8.80%
7.00%	+	0.80%	=	7.80%
6.00%	+	0.80%	=	6.80%
5.00%	+	0.80%	=	5.80%
4.00%	+	0.80%	=	4.80%
3.00%	+	0.80%	=	3.80%
2.00%	+	0.80%	=	2.80%
1.00%	+	0.80%	=	2.50%**
0.00%	+	0.80%	=	2.50%**
-1.00%	+	0.80%	=	2.50%**
__	*The Interest Rate cannot be greater than the Maximum Interest Rate of 9.00% per annum.
**The Interest Rate cannot be less than the Minimum Interest Rate of 2.50% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated and assume 90 calendar days in each Interest Period.

Example 1: For the applicable Interest Period, 3-Month USD LIBOR is 4.00%. The Interest Rate is 4.80% per annum calculated as follows:

4.00% + 0.80%= 4.80%

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 4.80% × (90/360) = $12.00

Example 2: For the applicable Interest Period, 3-Month USD LIBOR is 9.00%. Because 3-Month USD LIBOR of 9.00% plus 0.80% exceeds the Maximum Interest Rate of 9.00% per annum, the Interest Rate is the Maximum Interest Rate of 9.00% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 9.00% × (90/360) = $22.50

Example 3: For the applicable Interest Period, 3-Month USD LIBOR is 1.00%. Because 3-Month USD LIBOR of 1.00% plus 0.80% is less than the Minimum Interest Rate of 2.50% per annum, the Interest Rate is the Minimum Interest Rate of 2.50% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.50% × (90/360) = $6.25

JPMorgan Structured Investments —	RS-4
Capped and Floored Floating Rate Notes Linked to 3-Month USD LIBOR

Historical Information

The following graph sets forth the daily historical performance of 3-Month USD LIBOR from January 2, 1996 through August 17, 2011. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

3-Month USD LIBOR, as appeared on Reuters page “LIBOR01” at approximately 11:00 a.m., London time on August 17, 2011 was 0.29589%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR on any Interest Reset Date. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in an Interest Rate for any Interest Period that is greater than the Minimum Interest Rate.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to Federal law, New York law and the Delaware General Corporation Law. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 29, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Company on April 29, 2011.

JPMorgan Structured Investments —	RS-5
Capped and Floored Floating Rate Notes Linked to 3-Month USD LIBOR